EXHIBIT 99.1

Antalpha Platform Holding Company Announces Resignation of Chief Operating Officer and Chief Executive Officer, U.S. and EMEA

SINGAPORE, April 14, 2026 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (“Antalpha” or the “Company”) (Nasdaq: ANTA), a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry, today announced that Mr. Derar Islim has resigned from his roles as the Company’s Chief Operating Officer and Chief Executive Officer for its U.S. and EMEA operations, effective April 30, 2026.

In connection with his resignation, Mr. Islim will continue to serve as an advisor to ensure a smooth and orderly transition.

“On behalf of the Company, I want to express our sincere gratitude to Derar for his leadership and contributions to Antalpha,” said Mr. Jin Xin, CEO of Antalpha. “Derar has played an important role in his tenure with us, and we wish him every success in his future endeavors.”

Mr. Islim commented, “I am grateful for the opportunity to work alongside the Antalpha team. I look forward to supporting the Company’s continued growth in my advisory capacity.”

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Investor Relations: ir@antalpha.com